MANAGEMENT'S REPORT TO SHAREHOLDERS

Management’s Responsibility to Shareholders

The Consolidated Financial Statements and the notes to the Consolidated Financial Statements are the responsibility of the management of Pengrowth Energy Corporation. They have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board which have been adopted in Canada. Financial information that is presented in the Management Discussion and Analysis is consistent with the Consolidated Financial Statements.

In preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependant on future events. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying Consolidated Financial Statements.

Management is responsible for the reliability and integrity of the Consolidated Financial Statements, the notes to the Consolidated Financial Statements, and other financial information contained in this report. In order to ensure that management fulfills its responsibilities for financial reporting, we have established an organizational structure that provides appropriate delegation of authority, division of responsibilities, and selection and training of properly qualified personnel. Management is also responsible for the development of internal controls over the financial reporting process.

The Board of Directors ("the Board") is assisted in exercising its responsibilities through the Audit and Risk Committee ("the Committee") of the Board, which is composed of four independent directors. The Committee meets regularly with management and the independent auditors to satisfy itself that management’s responsibilities are properly discharged, to review the Consolidated Financial Statements and to recommend approval of the Consolidated Financial Statements to the Board.

KPMG LLP, the independent auditors appointed by the shareholders, have audited Pengrowth Energy Corporation’s Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and provided an independent professional opinion. The auditors have full and unrestricted access to the Committee to discuss the audit and their related findings as to the integrity of the financial reporting process.

Derek W. Evans	Christopher G. Webster
President and Chief Executive Officer	Chief Financial Officer

February 24, 2016

PENGROWTH 2015 Financial Results	1

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Pengrowth Energy Corporation
We have audited the accompanying consolidated financial statements of Pengrowth Energy Corporation, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, the consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Pengrowth Energy Corporation as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pengrowth Energy Corporation’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2016 expressed an unmodified (unqualified) opinion on the effectiveness of Pengrowth Energy Corporation’s internal control over financial reporting.
Chartered Professional Accountants
February 24, 2016
Calgary, Canada

PENGROWTH 2015 Financial Results	2

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Pengrowth Energy Corporation
We have audited Pengrowth Energy Corporation’s (the "Corporation") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as at December 31, 2015 and December 31, 2014, and the related consolidated statements of loss, cash flow and shareholders’ equity for the years then ended, and our report dated February 24, 2016 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Chartered Professional Accountants
February 24, 2016
Calgary, Canada

PENGROWTH 2015 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)

		As at	As at
	Note	December 31, 2015	December 31, 2014
ASSETS
Current Assets
Accounts receivable	17	$139.5	$148.1
Fair value of risk management contracts	17	288.8	299.6
		428.3	447.7
Fair value of risk management contracts	17	166.7	182.6
Other assets	4	89.1	60.4
Property, plant and equipment	5	3,346.8	4,786.8
Exploration and evaluation assets	6	494.8	490.1
Goodwill	7	—	202.2
Deferred income taxes	11	25.0	—
TOTAL ASSETS		$4,550.7	$6,169.8

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	9	$3.7	$10.7
Accounts payable		217.8	352.9
Dividends payable		—	21.3
Fair value of risk management contracts	17	3.4	12.8
Current portion of long term debt	9	—	173.2
Current portion of provisions	10	21.8	27.3
		246.7	598.2
Fair value of risk management contracts	17	—	0.4
Convertible debentures	8	137.0	137.2
Long term debt	9	1,715.8	1,548.8
Provisions	10	686.2	760.7
Deferred income taxes	11	—	197.7
		2,785.7	3,243.0
Shareholders' Equity
Shareholders' capital	12	4,797.0	4,759.7
Contributed surplus		27.3	32.3
Deficit		(3,059.3)	(1,865.2)
		1,765.0	2,926.8
Commitments and contingencies	19, 20
Subsequent event	22
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$4,550.7	$6,169.8
See accompanying notes to the Consolidated Financial Statements.
Approved on behalf of the Board of Directors of Pengrowth Energy Corporation

Director	Director

PENGROWTH 2015 Financial Results	4

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF LOSS
(Stated in millions of Canadian dollars, except per share amounts)

		Year ended December 31
	Note	2015	2014
REVENUES
Oil and gas sales		$830.8	$1,496.9
Royalties, net of incentives		(89.5)	(268.6)
		741.3	1,228.3
Realized gain (loss) on commodity risk management	17	327.0	(96.1)
Change in fair value of commodity risk management contracts	17	(50.6)	501.1
		1,017.7	1,633.3
EXPENSES
Operating		372.1	415.4
Transportation		45.5	30.8
General and administrative		99.7	100.3
Depletion, depreciation and amortization	5	455.3	517.0
Impairment	5, 7	1,000.5	994.6
		1,973.1	2,058.1
OPERATING LOSS		(955.4)	(424.8)

Other (income) expense items
(Gain) loss on disposition of properties		98.1	(23.3)
Unrealized foreign exchange loss	18	235.2	79.0
Realized foreign exchange (gain) loss	18	(91.5)	1.0
Interest and financing charges		103.9	74.6
Accretion	10	17.1	18.8
Other (income) expense		(2.4)	24.3
LOSS BEFORE TAXES		(1,315.8)	(599.2)
Deferred income tax recovery	11	(222.7)	(20.4)
NET LOSS AND COMPREHENSIVE LOSS		$(1,093.1)	$(578.8)
NET LOSS PER SHARE	15
Basic		$(2.02)	$(1.10)
Diluted		$(2.02)	$(1.10)
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	5

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2015	2014
CASH PROVIDED BY (USED FOR):
OPERATING
Net loss and comprehensive loss		$(1,093.1)	$(578.8)
Non-cash items
Depletion, depreciation, amortization and accretion		472.4	535.8
Impairment	5, 7	1,000.5	994.6
Deferred income tax recovery	11	(222.7)	(20.4)
Unrealized foreign exchange loss	18	235.2	79.0
Change in fair value of commodity risk management contracts	17	50.6	(501.1)
Share based compensation	13	12.7	16.0
(Gain) loss on disposition of properties		98.1	(23.3)
Other items		(0.3)	3.9
Foreign exchange derivative settlements	17	(94.1)	—
Funds flow from operations		459.3	505.7
Interest and financing charges		103.9	74.6
Expenditures on remediation	10	(19.0)	(22.9)
Change in non-cash operating working capital	14	(75.7)	98.3
		468.5	655.7
FINANCING
Dividends paid		(122.3)	(253.2)
Bank indebtedness	9	(7.0)	10.7
Long term debt (repayment)	9	(274.4)	191.0
Convertible debentures repayment	8	—	(97.9)
Foreign exchange derivative settlements	17	94.1	—
Interest and financing charges paid		(114.8)	(105.1)
Proceeds from DRIP and stock option exercises		18.7	53.4
		(405.7)	(201.1)
INVESTING
Capital expenditures		(183.8)	(904.0)
Property acquisitions		(0.9)	(17.0)
Proceeds on property dispositions		210.5	84.5
Contributions to remediation trust funds and other items		(24.1)	(10.2)
Change in non-cash investing working capital	14	(64.5)	(56.4)
		(62.8)	(903.1)
CHANGE IN CASH AND CASH EQUIVALENTS		—	(448.5)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		—	448.5
CASH AND CASH EQUIVALENTS AT END OF YEAR		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	6

PENGROWTH ENERGY CORPORATION
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)

		Year ended December 31
	Note	2015	2014
SHAREHOLDERS' CAPITAL	12
Balance, beginning of year		$4,759.7	$4,693.1
Share based compensation		18.6	14.8
Issued under DRIP		18.7	51.8
Balance, end of year		4,797.0	4,759.7

CONTRIBUTED SURPLUS
Balance, beginning of year		32.3	28.0
Share based compensation	13	13.6	17.5
Exercise of share based compensation awards		(18.6)	(13.2)
Balance, end of year		27.3	32.3

DEFICIT
Balance, beginning of year		(1,865.2)	(1,032.8)
Net loss		(1,093.1)	(578.8)
Dividends declared		(101.0)	(253.6)
Balance, end of year		(3,059.3)	(1,865.2)

TOTAL SHAREHOLDERS' EQUITY		$1,765.0	$2,926.8
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH 2015 Financial Results	7

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”).

The Consolidated Financial Statements were authorized for release by the Board of Directors on February 24, 2016.

Property, Plant and Equipment (“PP&E”) and Exploration and Evaluation (“E&E”) Assets
Pengrowth capitalizes all costs of developing and acquiring oil and gas properties. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. Pengrowth capitalizes a portion of general and administrative costs and share based compensation expense associated with exploration and development activities. Repairs and maintenance costs are expensed as incurred.

Exploration and Evaluation Assets
Costs of exploring for and evaluating certain oil and natural gas properties are capitalized within E&E assets. These E&E assets include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges. E&E assets do not include costs of general prospecting, or evaluation costs incurred prior to having obtained the legal rights to explore an area, which are expensed as incurred. Interest is not capitalized on E&E assets.

E&E assets are not depleted or depreciated and are carried forward until technical feasibility and commercial viability is considered to be determined. The technical feasibility and commercial viability is generally considered to be determined when proved plus probable reserves are determined to exist and the commercial production of oil and gas has commenced. A review of each exploration license or field is carried out, at least annually, to ascertain whether the project is technically feasible and commercially viable. Upon determination of technical feasibility and commercial viability, E&E assets attributable to those reserves are first tested for impairment and then reclassified from E&E assets to PP&E.

Property, Plant and Equipment
PP&E is stated at cost less accumulated depletion, depreciation and amortization, and accumulated impairment losses. The initial cost of an asset comprises its purchase price or construction cost, costs attributable to bringing the asset into operation, the initial estimate of asset retirement obligation and, for qualifying assets, borrowing costs. When significant parts of an item of PP&E, including oil and natural gas interests, have different useful lives, they are accounted for as separate items.

Subsequent Costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. Such capitalized oil and natural gas interests generally represent

PENGROWTH 2015 Financial Results	8

costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis.

The carrying amount of any replaced or sold component is de-recognized. The costs of the day-to-day servicing of PP&E are expensed as incurred.

Pengrowth capitalizes a portion of general and administrative costs directly associated with exploration and development activities. Pengrowth capitalizes interest incurred in construction of qualifying assets, if applicable. Qualifying assets are defined by Pengrowth as capital projects that require capital expenditures over a period greater than one year, in order to produce oil or gas from a specific property. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use.

Dispositions
Gains or losses are recognized in the Consolidated Statements of Income (Loss) on dispositions of PP&E and certain E&E assets, including asset swaps, farm-out transactions and property dispositions. The gain or loss is measured as the difference between the fair value of the proceeds received and the carrying value of the assets disposed, including capitalized future asset retirement obligations and associated goodwill.

Depletion and Depreciation
The net carrying value of developed or producing fields or groups of fields is depleted using the unit of production method by reference to the ratio of production in the period to the related proved plus probable reserves, taking into account estimated future development costs necessary to bring those reserves into production. Future development costs are estimated taking into account the level of development required to produce the reserves. These estimates are reviewed by independent reserve engineers at least annually. Pengrowth’s total proved plus probable reserves are estimated by an independent reserve evaluator and represent the "best estimate" of quantities of oil, natural gas and related substances to be commercially recoverable from known accumulations, from a given date forward, based on geological and engineering data. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. Properties with no remaining production and reserves are fully depleted in the year that production ceases. Assets under construction are not depleted or depreciated until available for their intended use.

For other assets, depreciation is recognized in the Consolidated Statements of Income (Loss) using either a straight line or declining balance basis over the estimated useful lives of each part of an item of PP&E. The estimated useful lives for other assets for the current and comparative periods are as follows:

-	Office equipment	60 months
-	Leasehold improvements and finance leases	Lease term/Useful life
-	Computers	36 months
-	Deferred hydrocarbon injectants	24 months
-	Motor vehicles	60 months

Depreciation methods, useful lives and residual values are reviewed annually.

Farmouts
Under IFRS, farmouts are considered a disposition of a partial interest in a property. The proceeds on the disposition are generally considered to be the capital spent, or estimated to be spent, by the farmee in order to earn the interest. When the agreed upon work commitment has been completed, the farmee has earned their interest. It is at this stage that Pengrowth records a gain or loss on disposition, the difference between the estimated capital and the carrying value of the disposed interest, in the Consolidated Statements of Income (Loss).

Leased Assets
Assets held by Pengrowth under leases which transfer to the Corporation substantially all of the risks and rewards of ownership are classified as finance leases. On initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability.

PENGROWTH 2015 Financial Results	9

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the Consolidated Balance Sheets. Payments made under operating leases are recognized in the Consolidated Statements of Income (Loss) on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

At inception of certain arrangements, the Corporation determines whether such arrangement is or contains a lease. This will be the case if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

•	The arrangement contains the right to use the asset(s).

Goodwill and Business Combinations

Goodwill
Goodwill may arise on business combinations. Goodwill is stated at cost less accumulated impairment and divestitures.

Goodwill represents the excess of the cost of the acquisition over the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired assets or company. When the excess is negative, it is recognized immediately in the Consolidated Statements of Income (Loss).
In 2015, Pengrowth had goodwill allocated to groups of cash generating units resulting from several prior year acquisitions. Unless specific goodwill can be identified to the properties disposed of, the amount is measured on the basis of the relative value of the properties disposed of and the portion of the cash generating units retained.

Impairment

Non-Financial Assets

Property, Plant and Equipment
For the purpose of impairment testing, PP&E is grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets - cash generating unit (the “CGU”).

CGUs that have associated goodwill are tested for impairment at least annually, however, CGUs with or without associated goodwill are first tested when there is an indication of impairment, such as sustained decreases in commodity prices or significant downward revisions in reserves volumes. An impairment loss is recognized to the extent the carrying value of the CGU exceeds its recoverable amount. Impairment losses are recognized in the Consolidated Statements of Income (Loss).

The recoverable amount of a CGU is the higher of its value in use and the fair value less costs to sell. In determining the recoverable amount, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the cost of capital, which take into account the time value of money and the risks specific to the asset. The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves. Undeveloped land, contingent resources and infrastructure may also be considered in the recoverable amount.

Impairment losses recognized in respect of specific CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses recognized in respect of goodwill allocated to a group of CGUs is allocated to the goodwill on a pro-rata basis.

Impairment losses in respect of PP&E recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. In such circumstances, the recoverable amount is determined and to the extent the loss is reduced, it is reversed. An impairment loss is reversed only to the lesser of the revised recoverable amount or the carrying amount that would have been determined, net of depletion and depreciation or amortization, if no impairment loss had been recognized.

PENGROWTH 2015 Financial Results	10

Exploration and Evaluation Assets
E&E assets are tested for impairment when there is an indication that a particular E&E project may be impaired. Examples of indicators of impairment include a significant price decline over an extended period, the decision to delay or no longer pursue the E&E project, an expiry of the rights to explore in an area, or failure to receive regulatory approval. In addition, E&E assets are assessed for impairment upon their reclassification to producing assets (oil and natural gas interests in PP&E). In assessing the impairment of E&E assets, the carrying value of the E&E assets would be compared to their estimated recoverable amount and, in certain circumstances, could be tested in conjunction with PP&E impairment testing of related CGUs. The impairment of E&E assets would be recognized in the Consolidated Statements of Income (Loss).

Goodwill
For goodwill and other intangible assets that have indefinite lives or that are not yet available for use, an impairment test is completed each year at December 31. In assessing the impairment of goodwill, the carrying value of goodwill is compared to the excess of the recoverable amount over the carrying amount of the PP&E and E&E assets, as applicable, within the groups of CGUs where the acquired properties are grouped. An impairment loss is recognized if the carrying amount of the goodwill exceeds the excess of the recoverable amount above the carrying amount of the CGUs. An impairment loss in respect of goodwill cannot be reversed.

Financial Assets

A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence, including failure to pay on time, indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

Any impairment losses of financial assets are recognized in the Consolidated Statements of Income (Loss). An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost, the reversal is recognized in the Consolidated Statements of Income (Loss).

Provisions
A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at the appropriate discount rate. Provisions are not permitted for future operating losses.

Asset Retirement Obligations (“ARO”)
Pengrowth initially recognizes the net present value of an ARO in the period in which it is incurred when a reasonable estimate of the net present value can be made. The net present value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized asset is depleted on the unit of production method based on proved plus probable reserves. The liability is increased each reporting period due to the passage of time and the amount of such accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO. Management reviews the ARO estimate and changes, if any, are applied prospectively. Revisions made to the ARO estimate are recorded as an increase or decrease to the ARO liability with a corresponding change made to the carrying amount of the related asset. The carrying amount of both the liability and the capitalized asset, net of accumulated depreciation, are derecognized if the asset is subsequently disposed.

Pengrowth has placed cash in segregated, independently managed, remediation trust fund accounts to fund certain ARO for the Judy Creek and Sable Offshore Energy Project ("SOEP") properties. These funds are reflected in Other Assets on the Consolidated Balance Sheets.

PENGROWTH 2015 Financial Results	11

Contract & Other Liabilities Provision
Firm pipeline commitments from an acquisition would be reflected as a contract liability, with the amount reduced each period as the contract settles. At December 31, 2015, Pengrowth had no outstanding contract liabilities relating to these pipeline commitments.

Pengrowth also categorizes any finance lease transactions and cash-settled deferred share unit grants within this grouping.

Deferred Income Taxes
Income tax (recovery) expense is composed of current and deferred tax. Income tax (recovery) expense is recognized in the Consolidated Statements of Income (Loss) except to the extent that it relates to items recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the Consolidated Financial Statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on deferred income tax liabilities and assets is recognized in income in the period the change occurs. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.

Share Based Compensation Plans
Pengrowth has share based compensation plans, which are described in Note 13. Compensation expense is based on the estimated fair value of the share based compensation award at the date of grant. Compensation expenses associated with the share based compensation plans are recognized in the Consolidated Statements of Income (Loss) over the vesting period of the plan with a corresponding increase to contributed surplus. Pengrowth estimates the forfeiture rate for each type of share based award at the date of grant. Any consideration received upon the exercise of the awards together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in shareholders’ capital at the time of exercise.
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom Deferred Share Units ("Phantom DSUs"). Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end including notional dividends, as applicable. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates.

Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity and power price fluctuations, as well as foreign currency exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: (i) fair value through profit or loss, (ii) held to maturity investments, (iii) loans and receivables, (iv) available for sale financial assets or (v) other liabilities.

Accounts receivable are classified as loans and receivables which are measured at amortized cost.

Investments held in the remediation trust funds and other investments have been designated as fair value through profit or loss and are measured at fair value. Any change in the fair value is recognized in the Consolidated Statements of Income (Loss).

PENGROWTH 2015 Financial Results	12

Bank indebtedness, accounts payable, dividends payable, convertible debentures and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

Pengrowth has accounted for its physical delivery sales contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, these contracts are not considered to be derivative financial instruments and have not been recorded at fair value on the Consolidated Balance Sheets. Settlements on these physical delivery sales contracts are recognized in revenue in the period of settlement.

All derivatives must be classified as fair value through profit or loss and measured at fair value with changes in fair value over a reporting period recognized in net income (loss).

The receipts or payments arising from derivative commodity contracts are presented as realized gain (loss) on commodity risk management while the unrealized gains and losses are presented as changes in fair value of commodity risk management contracts.

The receipts or payments arising from derivative power contracts are included in operating expenses. The unrealized gains and losses on derivative power contracts are included in other (income) expense.

The receipts or payments arising from derivative foreign exchange contracts are presented as realized foreign exchange (gain) loss while the unrealized gains and losses are presented as unrealized foreign exchange (gain) loss.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income (loss) using the effective interest rate method over the expected life of the debt.

Pengrowth capitalizes transaction costs incurred in connection with the renewal of the revolving credit facility with a maturity date greater than one year and amortizes the cost to net income (loss) on a straight line basis over the term of the facility.

Fair Value Measurement
All financial assets and liabilities for which fair value is measured or disclosed in the Consolidated Financial Statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Foreign Currency
The functional and reporting currency of the Corporation is Canadian dollars. Transactions in foreign currencies are translated to Canadian dollars at the exchange rates on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect on the Consolidated Balance Sheet date. Foreign exchange gains and losses are recognized in net income (loss).

Jointly Controlled Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted through jointly controlled operations that are not conducted through separate vehicles and accordingly, the accounts reflect only Pengrowth’s interest in such activities.

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Related Parties
Related parties are persons or entities that have control or significant influence over Pengrowth, as well as key management personnel. Note 21 provides information on compensation expense related to key management personnel. Pengrowth has no significant transactions with any other related parties.

Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence, if applicable. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.

Estimates
The preparation of Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies at the date of the Consolidated Financial Statements and revenues and expenses during the reporting year. Actual results could differ from those estimated.

In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Consolidated Financial Statements is described below:

Estimating oil and gas reserves and contingent resources
Pengrowth engages a qualified, independent oil and gas reserves evaluator to perform an estimation of the Corporation’s oil and gas reserves at least annually and contingent resources on an ad hoc basis. Reserves form the basis for the calculation of depletion charges, while oil and gas reserves and contingent resources are used in the assessment of impairment of goodwill and oil and gas assets. Reserves and contingent resources are estimated using the reserve definitions and guidelines prescribed by National Instrument 51-101 (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).
Proved plus probable reserves are defined as the "best estimate" of quantities of oil, natural gas and related substances estimated to be commercially recoverable from known accumulations, from a given date forward, based on drilling, geological, geophysical and engineering data, the use of established technology and specified economic conditions. It is equally likely that the actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves. The estimates are made using all available geological and reservoir data as well as historical production data. Estimates are reviewed and revised as appropriate. Revisions occur as a result of changes in prices, costs, fiscal regimes and reservoir performance or a change in Pengrowth's plans with respect to future development or operating practices.
Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. Contingent resources do not constitute, and should not be confused with, reserves.

Determination of CGUs
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management’s judgment. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU's carrying value is compared to its recoverable amount, defined as the greater of fair value less costs to sell and value in use.

PENGROWTH 2015 Financial Results	14

Asset Retirement Obligations
Pengrowth estimates obligations under environmental regulations in respect of decommissioning and site restoration. These obligations are determined based on the expected present value of expenses required in the process of plugging and abandoning wells, dismantling of wellheads, production and transportation facilities and restoration of producing areas in accordance with relevant legislation, discounted from the date when expenses are expected to be incurred. Most of the abandonment of Pengrowth's wells is estimated to take place far in the future. Therefore, changes in estimated timing of future expenses, estimated logistics of performing abandonment work, the inflation assumption, and the discount rate used to present value future expenses could have a significant effect on the carrying amount of the decommissioning provision.

Impairment testing
CGUs that have associated goodwill are tested for impairment at least annually and CGUs with or without associated goodwill are tested when there is an indication of impairment. The test is based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs, discount rate and other relevant assumptions. Undeveloped land, contingent resources and infrastructure may also be considered. The impairment assessment of goodwill is based on the estimated recoverable amount of the related CGUs. By their nature, these estimates are subject to measurement uncertainty and may impact the Consolidated Financial Statements of future periods.

Fair value of risk management contracts
Pengrowth records risk management contracts at fair value with changes in fair value recognized in the Consolidated Statements of Income (Loss). The fair values are determined using observable market data and external counterparty information.

Valuation of trade and other receivables, and prepayments to suppliers
Management estimates the likelihood of the collection of trade and other receivables and recovery of prepayments based on an analysis of individual accounts. Factors taken into consideration include the aging of receivables in comparison with the credit terms allowed to customers and the financial position and collection history with the customer. Should actual collections be less than estimates, Pengrowth would be required to record an additional expense.

Net Income (Loss) per Share
Basic net income (loss) per share is calculated using the weighted average number of shares outstanding for the year. Diluted net income (loss) per share amounts includes the dilutive effect of deferred entitlement share units and other share units under the long term incentive plan using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of any dilutive share units would be used to repurchase common shares at the average trading price during the period.

The dilutive effect of convertible debentures is calculated using net income (loss) for the period, adjusted for the after tax interest on the convertible debentures assuming they were converted at the start of the period; and adding to the diluted number of shares the weighted average shares issuable if the convertible debentures were converted at the start of the period.

Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.

ACCOUNTING PRONOUNCEMENTS ADOPTED
There were no new or amended accounting standards adopted during the twelve months ended December 31, 2015.

3.	ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED
In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers ("IFRS 15"). The new standard is effective for annual periods beginning on or after January 1, 2018. Earlier application is permitted. The standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard applies to contracts with customers. It does not apply to insurance contracts, financial instruments or lease contracts, which fall in the scope of other IFRSs.

PENGROWTH 2015 Financial Results	15

Pengrowth intends to adopt IFRS 15 in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. Pengrowth does not expect the standard to have a material impact on the financial statements.
In July 2014, the IASB issued the complete IFRS 9 ("IFRS 9 (2014)"). The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. The restatement of prior periods is not required and is only permitted if information is available without the use of hindsight. IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The standard introduces additional changes relating to financial liabilities. It also amends the impairment model by introducing a new ‘expected credit loss’ model for calculating impairment. IFRS 9 (2014) also includes a new general hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Special transitional requirements have been set for the application of the new general hedging model. Pengrowth intends to adopt IFRS 9 (2014) in its Consolidated Financial Statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.
In January 2016, the IASB issued the complete IFRS 16 Leases ("IFRS 16") which replaces IAS 17, Leases. The effective date of IFRS 16 is for annual periods beginning on or after January 1, 2019 and early adoption is permitted. Under IFRS 16, a single recognition and measurement model will apply for lessees which will require recognition of assets and liabilities for most leases. The extent of the impact of adoption of the standard has not yet been determined.

4.	OTHER ASSETS

	As at
	December 31, 2015	December 31, 2014
Remediation trust funds	$79.6	$60.4
Prepaid tax assessment	9.5	—
	$89.1	$60.4
REMEDIATION TRUST FUNDS
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that is used to cover certain ARO on its Judy Creek properties in the Swan Hills area. Pengrowth makes monthly contributions to the fund of $0.10/boe of production from the Judy Creek properties and an annual lump sum contribution of $0.25 million. The investment in the Judy Creek remediation trust fund is classified as fair value through profit or loss. Interest income is recognized when earned and included in other (income) expense. As at December 31, 2015, the carrying value of the Judy Creek remediation trust fund was $6.8 million (December 31, 2014 - $7.0 million).
Pengrowth has a contractual obligation to make contributions to an independently managed remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. In 2015, Pengrowth made a monthly contribution to the fund at a rate of $4.17/MMBtu of its share of natural gas production and $8.36/bbl of its share of natural gas liquids production from SOEP. Starting in January 2016, the new rates are $6.64/MMBtu of its share of natural gas production and $13.29/bbl of its share of natural gas liquids production. The investment in the SOEP fund is classified as fair value through profit or loss. Investment income is recognized when earned and is recorded in other (income) expense. As at December 31, 2015, the carrying value of the SOEP remediation trust fund was $72.8 million (December 31, 2014 - $53.4 million).

PENGROWTH 2015 Financial Results	16

The following table reconciles Pengrowth’s investment in remediation trust funds for the periods noted below:

Remediation Trust Funds
Balance, December 31, 2013	$54.7
Contributions	2.9
Remediation expenditures	(1.5)
Investment income	2.1
Unrealized gain	2.2
Balance, December 31, 2014	$60.4
Contributions	19.0
Remediation expenditures	(1.7)
Investment income	2.4
Unrealized loss	(0.5)
Balance, December 31, 2015	$79.6
PREPAID TAX ASSESSMENT
Pengrowth has certain income tax filings from predecessor entities that are in dispute with tax authorities and has recorded a payable for $9.5 million it is required to remit to the Canada Revenue Agency ("CRA") to formally begin the process of challenging the particular taxation year. Pengrowth believes that its filings to-date are correct and that it will be successful in defending its positions. Therefore, no provision for any potential income tax liability was recorded and the $9.5 million has been recorded as a long term receivable.

PENGROWTH 2015 Financial Results	17

5.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$6,587.7	$78.8	$6,666.5
Additions to PP&E	812.7	6.1	818.8
Property acquisitions	17.0	—	17.0
Change in asset retirement obligations	245.2	—	245.2
Divestitures	(164.8)	—	(164.8)
Balance, December 31, 2014	$7,497.8	$84.9	$7,582.7
Additions to PP&E	192.8	4.0	196.8
Property acquisitions	0.9	—	0.9
Change in asset retirement obligations	36.9	—	36.9
Divestitures	(754.9)	—	(754.9)
Balance, December 31, 2015	$6,973.5	$88.9	$7,062.4

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2013	$1,785.4	$63.5	$1,848.9
Depletion and amortization for the period	510.2	6.8	517.0
Impairment	486.3	—	486.3
Divestitures	(56.3)	—	(56.3)
Balance, December 31, 2014	$2,725.6	$70.3	$2,795.9
Depletion and amortization for the period	449.5	5.8	455.3
Impairment	810.0	—	810.0
Divestitures	(345.6)	—	(345.6)
Balance, December 31, 2015	$3,639.5	$76.1	$3,715.6

Net book value	Oil and natural gas assets	Other equipment	Total
As at December 31, 2015	$3,334.0	$12.8	$3,346.8
As at December 31, 2014	$4,772.2	$14.6	$4,786.8
During the year ended December 31, 2015, $8.5 million (December 31, 2014 – $14.7 million) of directly attributable general and administrative costs were capitalized to PP&E.
At December 31, 2015, $5.7 million of net book value was excluded from the calculation of depletion. At December 31, 2014, $877.3 million relating to the Lindbergh project was excluded from the calculation of depletion.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the year ended December 31, 2015, $12.4 million (December 31, 2014 – $31.0 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 5.4 percent (December 31, 2014 – 5.7 percent).
During the year ended December 31, 2015, Pengrowth successfully closed several non-core property dispositions for aggregate net proceeds of $210.5 million, resulting in pre-tax losses on dispositions of properties of $98.1 million. For the year ended December 31, 2014, Pengrowth successfully closed several minor non-core property dispositions for aggregate net proceeds of $84.5 million, resulting in pre-tax gains on disposition of properties of $23.3 million.
IMPAIRMENT TESTING
In light of a significant and sustained decline in both oil and natural gas benchmark prices throughout 2015, impairment tests were carried out on six CGUs, resulting in a $409.0 million PP&E impairment at September 30, 2015. Furthermore, impairment tests were carried out on all CGUs at December 31, 2015, resulting in an additional $401.0 million PP&E impairment at December 31, 2015. The December 31, 2015 impairment tests carried out were based on reserve values

PENGROWTH 2015 Financial Results	18

using a pre-tax discount rate of 10 percent, January 1, 2016 independent reserves evaluator's forecast pricing and an inflation rate of 2 percent. At December 31, 2014, Pengrowth used pre-tax discount rates ranging between 10 percent and 15 percent with the latter rate used for Lindbergh. Lindbergh discount rate was lowered at December 31, 2015 following commercial production in 2015. The recoverable amount of each CGU was determined using value in use.
During 2015, impairments were recorded in the following CGUs:

•
Central CGU, located in Central Alberta, composed of primarily oil producing assets, recorded a $112.0 million PP&E impairment in the third quarter and $216.0 million in the fourth quarter of 2015. The Central CGU had a recoverable amount of $0.6 billion at December 31, 2015.

•
Eastern CGU, located primarily in Eastern Alberta, composed of primarily heavy oil producing assets, recorded an $18.0 million PP&E impairment in the third quarter of 2015. Substantially all of the assets comprising this CGU were divested in the fourth quarter of 2015.

•
Olds CGU, located in the Olds region of Alberta, primarily composed of natural gas and liquids producing assets, recorded a $63.0 million PP&E impairment in the third quarter and $63.0 million in the fourth quarter of 2015. The Olds CGU had a recoverable amount of $0.3 billion at December 31, 2015.

•
WCU Light Oil CGU, located in the Garrington/Lochend area of Alberta, composed of light oil producing assets, recorded a $128.0 million PP&E impairment in the third quarter of 2015. The WCU Light Oil CGU had a recoverable amount of $0.4 billion at September 30, 2015 and December 31, 2015.

•
Southern CGU, located primarily in Southern Alberta, composed of both natural gas and light oil producing assets, recorded a $45.0 million PP&E impairment in the third quarter and $67.0 million in the fourth quarter of 2015. The Southern CGU had a recoverable amount of $0.1 billion at December 31, 2015.

•
Northern CGU, located primarily in Northern Alberta, mainly composed of natural gas producing assets, recorded a $43.0 million PP&E impairment in the third quarter and $55.0 million in the fourth quarter of 2015. The Northern CGU had a recoverable amount of $0.1 billion at December 31, 2015.

All CGUs were negatively impacted by a downturn in the forward benchmark prices.
The impairments noted above were recorded on the Consolidated Statements of Loss at December 31, 2015 and may be reversed if and when the fair values of the CGUs increase in the future periods. However, the impairment test is sensitive to lower commodity prices, which have been under significant downward pressure since 2014. Further declines in commodity prices could result in additional impairment charges if the recoverable values are further eroded by price decreases.
The estimates of the above recoverable amounts were determined based on the following information, as applicable:

a.	The net present value of the CGUs oil and gas reserves using:
i. Proved plus probable reserves as estimated by Pengrowth’s independent reserves evaluator at December 31, 2015,
ii. The commodity price forecast of Pengrowth’s independent reserves evaluator as noted below,
iii. 10 percent pre-tax discount rate representing an estimated market rate;

b.	The fair value of undeveloped land estimated by management; and

c.	The fair value of infrastructure and contingent resources estimated by management and/or Pengrowth's independent reserves evaluator, as applicable.
Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

(a)
Reserves. Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

(b)	Oil and natural gas prices. Forward price estimates for oil and natural gas are used in the cash flow model.
Commodity prices have fluctuated widely in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

(c)
Discount rate. The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital and the risks specific to the assets. Changes in the general economic environment could result in significant changes to this estimate.

(d)	Undeveloped land. The undeveloped land value is based on Pengrowth’s undeveloped land acreage and the current market prices for undeveloped land.

(e)	Infrastructure. Assumptions that are valid at the time of infrastructure estimation may change significantly when new information becomes available.

PENGROWTH 2015 Financial Results	19

(f)
Contingent resources. Assumptions that are valid at the time of contingent resource estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated.

Below are the forward commodity price estimates used in the December 31, 2015 impairment test:

	WTI oil (1)	Foreign exchange rate (1)	Edmonton light crude oil (1)	WCS (1)	AECO gas (1)
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/bbl)	(Cdn$/MMBtu)
2016	44.00	0.73	55.86	42.26	2.76
2017	52.00	0.75	64.00	51.20	3.27
2018	58.00	0.78	68.39	55.39	3.45
2019	64.00	0.80	73.75	60.84	3.63
2020	70.00	0.83	78.79	66.18	3.81
2021	75.00	0.85	82.35	70.00	3.90
2022	80.00	0.85	88.24	75.88	4.10
2023	85.00	0.85	94.12	81.41	4.30
2024	87.88	0.85	96.48	84.90	4.50
2025	89.63	0.85	98.41	86.60	4.60
Thereafter	+ 2.0 percent/yr	0.85	+ 2.0 percent/yr	+ 2.0 percent/yr	+ 2.0 percent/yr

(1)	Prices and foreign exchange rates represent forecast amounts as at January 1, 2016 by Pengrowth's independent reserves evaluator.
At December 31, 2014, impairment tests were carried out on all CGUs in light of significant and rapid declines in benchmark prices at that time. This resulted in a $486.3 million PP&E impairment recorded at December 31, 2014.

6.	EXPLORATION AND EVALUATION ASSETS ("E&E")

Cost or deemed cost
Balance, December 31, 2013	$419.3
Additions	127.8
Impairment	(57.0)
Balance, December 31, 2014	$490.1
Additions	4.7
Balance, December 31, 2015	$494.8

E&E assets consist of Pengrowth’s exploration and development projects which are pending the determination of proved plus probable reserves and production. Upon achievement of commercial viability and technical feasibility, E&E assets are transferred to PP&E, after being tested for impairment.
2015 additions represent Pengrowth’s share of costs incurred on E&E assets during the period. 2014 additions are primarily from the acquisition of 32.6 gross/net sections of prospective liquids-rich Montney lands at Bernadet in north eastern British Columbia.
IMPAIRMENT TESTING
In conjunction with the Montney CGU, which has both PP&E and E&E, Pengrowth evaluated Groundbirch for an impairment. This was in accordance with Pengrowth's policy and IFRS which states that the impairment of ongoing E&E projects should be assessed on the cash flow from the applicable CGUs in the operating segment. It was determined that the recoverable amount exceeded the carrying amount and, as such, no impairment was recorded for the year ended December 31, 2015.
The recoverable amount is generally computed by reference to the present value of the future cash flows expected to be derived from production of proved and probable reserves for the operating segment. Undeveloped land, contingent resources and management's estimate of additional drilling locations were also considered in the recoverable amount. Changes in forward price estimates, production costs or recovery rates may change the economic status of contingent resources and may ultimately result in contingent resources being restated. The Groundbirch E&E impairment test

PENGROWTH 2015 Financial Results	20

was based on reserve and contingent resource values using a pre-tax discount rate of 10 percent; independent reserves evaluator January 1, 2016 forecast pricing and an inflation rate of 2 percent; and management's estimate of the risked net present value of additional drilling locations. See Note 5 for more information.
At December 31, 2014, Pengrowth also evaluated the Groundbirch project in conjunction with the Montney CGU for impairment. It was determined that the recoverable amount was below the carrying amount, resulting in a $57.0 million impairment at December 31, 2014.

7.	GOODWILL

Cost or deemed cost
Balance, December 31, 2013	$672.7
Divestitures	(19.2)
Impairment	(451.3)
Balance, December 31, 2014	$202.2
Divestitures	(11.7)
Impairment	(190.5)
Balance, December 31, 2015	$—
In 2015, Pengrowth had goodwill allocated to groups of CGUs resulting from several prior years' acquisitions. As Pengrowth disposed of certain properties, associated goodwill was included in the carrying amount of the properties when determining the gain or loss on disposal. This amount was measured on the basis of the relative value of the properties disposed of and the portion of the CGUs retained resulting in $11.7 million of goodwill being removed as at December 31, 2015 (December 31, 2014 - $19.2 million).

IMPAIRMENT TESTING
Goodwill is stated at cost less accumulated impairment and divestitures. Goodwill is assessed for impairment at each year end, or when there is an indication of impairment, in conjunction with the assessment for impairment of PP&E and E&E.
During 2015, all CGUs were negatively impacted by a downturn in the forward benchmark prices resulting in goodwill impairment testing at September 30, 2015 and at December 31, 2015. At September 30, 2015, Pengrowth impaired goodwill by $73.0 million. In conjunction with PP&E impairment testing at year end 2015, it was determined that the entire balance of goodwill was impaired at December 31, 2015. Pengrowth therefore recognized an additional $117.5 million impairment eliminating the remaining goodwill balance at December 31, 2015, which may not be reversed.
The impairments noted above have been recorded on the Consolidated Statements of Loss and are not reversible in future periods. The goodwill impairment testing is classified under level 3 of the fair value measurement hierarchy. See Note 2 to the December 31, 2015 audited Consolidated Financial Statements for more information on fair value hierarchy classifications.
At December 31, 2014, goodwill impairment tests were performed resulting in a $451.3 million goodwill impairment at that time.

8.	CONVERTIBLE DEBENTURES
The subordinated convertible debentures are unsecured, and pay interest in arrears on a semi-annual basis. Each $1,000 debenture is convertible at the option of the holder at any time into fully paid common shares at a pre-determined conversion price per common share.

The convertible debentures are classified as a non-current liability on the Consolidated Balance Sheets and the debt premium accretes over time to the principal amount owing on maturity. No value was ascribed to equity (through the conversion feature), as a result of Pengrowth’s ability to borrow at a lower rate than the convertible debenture interest rate.

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The following table summarizes the activity associated with the convertible debentures:

Series	Series B - 6.25%
Maturity date	Mar 31, 2017
Conversion price (per Pengrowth share)	$11.51
Balance, December 31, 2013	$137.3
Premium accretion	(0.1)
Balance, December 31, 2014	$137.2
Premium accretion	(0.2)
Balance, December 31, 2015	$137.0
Face value, December 31, 2015	$136.8

9.	LONG TERM DEBT AND BANK INDEBTEDNESS

LONG TERM DEBT

	As at
	December 31, 2015	December 31, 2014
U.S. dollar denominated senior unsecured notes:
71.5 million at 4.67 percent due May 2015	$—	$82.9
400 million at 6.35 percent due July 2017	553.2	463.4
265 million at 6.98 percent due August 2018	366.4	306.8
35 million at 3.49 percent due October 2019	48.3	40.5
115.5 million at 5.98 percent due May 2020	159.6	133.6
105 million at 4.07 percent due October 2022	144.9	121.3
195 million at 4.17 percent due October 2024	269.0	225.3
	$1,541.4	$1,373.8
U.K. pound sterling denominated unsecured notes:
50 million at 5.46 percent due December 2015	$—	$90.3
15 million at 3.45 percent due October 2019	30.5	27.0
	$30.5	$117.3
Canadian dollar senior unsecured notes:
15 million at 6.61 percent due August 2018	$15.0	$15.0
25 million at 4.74 percent due October 2022	24.9	24.9
	$39.9	$39.9
Canadian dollar term credit facility borrowings	$104.0	$191.0
Total long term debt	$1,715.8	$1,722.0

Current portion of long term debt	$—	$173.2
Non-current portion of long term debt	1,715.8	1,548.8
	$1,715.8	$1,722.0
Pengrowth’s unsecured covenant based term credit facility includes a committed value of $1 billion and a $250 million expansion feature, providing $1.25 billion of notional credit capacity from a syndicate of seven Canadian and four foreign banks. The facility can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval. In the event that the lenders do not agree to a renewal, the outstanding balance is due upon maturity which is currently March 31, 2019.
This facility carries floating interest rates that are expected to range between 1.6 percent and 3.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At December 31, 2015, the available facility was reduced by drawings of $104.0 million (December 31, 2014 – $191.0 million) and letters of credit in the amount of $21.6 million (December 31, 2014 – $25.0 million) were outstanding.

PENGROWTH 2015 Financial Results	22

As of December 31, 2015, an unrealized cumulative foreign exchange loss of $399.4 million (December 31, 2014 - $159.6 million loss) has been recognized on the remaining U.S. dollar term notes since the date of issuance. As of December 31, 2015, an unrealized cumulative foreign exchange loss of $6.9 million (December 31, 2014 - $20.4 million gain) has been recognized on the U.K. pound sterling denominated term notes since inception. See Note 17 for additional information about foreign exchange risk management and the impact on the Consolidated Financial Statements.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2016 - $nil, 2017 - $553.2 million, 2018 - $381.4 million, 2019 - $182.8 million, 2020 - $159.6 million.
BANK INDEBTEDNESS
Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At December 31, 2015, this facility was reduced by drawings of $2.5 million (December 31, 2014 – $9.0 million) and reduced by $1.4 million of outstanding letters of credit (December 31, 2014 – $0.9 million). When utilized together with any overdraft amounts, this facility appears on the Consolidated Balance Sheets as a current liability in bank indebtedness, as applicable.
FINANCIAL COVENANTS
Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at December 31, 2015. The covenants are substantially similar between the credit facilities and the senior unsecured notes.

10.	PROVISIONS
Provisions are composed of Asset Retirement Obligations ("ARO") and contract & other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Contract & Other liabilities	Total
Balance, December 31, 2013	$606.2	$5.3	$611.5
Incurred during the period	6.8	4.4	11.2
Property acquisitions	3.5	—	3.5
Property dispositions	(66.5)	—	(66.5)
Revisions due to discount rate changes (1)	211.5	—	211.5
Expenditures on remediation/provisions settled	(22.9)	(0.5)	(23.4)
Other revisions	23.4	(0.4)	23.0
Accretion (amortization)	18.8	(1.6)	17.2
Balance, December 31, 2014	$780.8	$7.2	$788.0
Incurred during the period	16.8	1.0	17.8
Property dispositions	(112.4)	—	(112.4)
Expenditures on remediation/provisions settled	(19.0)	(0.8)	(19.8)
Other revisions	20.1	(1.2)	18.9
Accretion (amortization)	17.1	(1.6)	15.5
Balance, December 31, 2015	$703.4	$4.6	$708.0

(1)	Relates to the change in the risk free discount rate from 3.25 percent to 2.3 percent. The offset was recorded in PP&E.

PENGROWTH 2015 Financial Results	23

As at December 31, 2015
Current	$20.9	$0.9	$21.8
Long term	682.5	3.7	686.2
	$703.4	$4.6	$708.0

As at December 31, 2014
Current	$24.9	$2.4	$27.3
Long term	755.9	4.8	760.7
	$780.8	$7.2	$788.0

The following assumptions were used to estimate the ARO liability:

	As at
	December 31, 2015	December 31, 2014
Total escalated future costs	$1,701.7	$2,007.0
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
The majority of the ARO costs are expected to be incurred between 2040 and 2080.

CONTRACT & OTHER LIABILITIES
Pengrowth assumed firm transportation commitments in conjunction with prior period acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded was reduced over time as the contracts settled. These contracts expired on December 31, 2015.

Provisions for the Board of Directors cash-settled deferred share unit grants were incurred in 2015 and 2014 and a provision for a finance lease transaction was also recorded in 2014.

11.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the loss before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Year ended December 31
	2015	2014
Loss before taxes	$(1,315.8)	$(599.2)
Combined federal and provincial tax rate (1)	26.13%	25.22%
Expected income tax recovery (1)	$(343.8)	$(151.1)
Goodwill	52.8	118.7
Change in unrecognized deferred tax asset	40.7	—
Foreign exchange loss (2)	20.3	9.5
Loss on investments (3)	—	0.6
Effect of change in corporate tax rate	4.0	(2.4)
Other including share based compensation	3.3	4.3
Deferred income tax recovery	$(222.7)	$(20.4)
(1) Expected income tax rate increased due to an increase in the corporate income tax rate in Alberta (from 10 percent to 12 percent).
(2) Reflects the 50 percent non-taxable portion of foreign exchange gains and losses and related risk management contracts.
(3) Reflects the 50 percent non-taxable portion of investment gains and losses.

PENGROWTH 2015 Financial Results	24

The net deferred income tax asset (liability) is composed of:

	As at
	December 31, 2015	December 31, 2014
Deferred tax liabilities associated with:
PP&E and E&E assets	$(405.3)	$(590.3)
Risk management contracts	(99.8)	(105.5)
Less deferred tax assets associated with:
Non-capital losses	328.7	287.7
Convertible debentures	0.2	0.1
Share issue costs	0.2	0.4
Provisions	190.2	197.4
Long term debt	10.8	12.5
Net deferred tax asset (liability)	$25.0	$(197.7)

In calculating the deferred income tax asset in 2015, Pengrowth included $1,227.5 million (2014 - $1,150.7 million) of non-capital losses available for carry forward to reduce taxable income in future years. These losses expire between 2027 and 2035.

Deferred tax assets have not been recognized with respect to the following items:

	As at
	December 31, 2015	December 31, 2014
Deductible temporary differences	$176.0	$25.5
Tax losses	16.7	16.7
	$192.7	$42.2

A continuity of the net deferred income tax asset (liability) for 2015 and 2014 is detailed in the following tables:

Movement in temporary differences during the year	Balance Jan 1, 2015	Recognized in profit or loss	Balance Dec 31, 2015
PP&E and E&E assets	$(590.3)	$185.0	$(405.3)
Convertible debentures	0.1	0.1	0.2
Long term debt	12.5	(1.7)	10.8
Share issue costs	0.4	(0.2)	0.2
Non-capital losses	287.7	41.0	328.7
Provisions	197.4	(7.2)	190.2
Risk management contracts	(105.5)	5.7	(99.8)
	$(197.7)	$222.7	$25.0

Movement in temporary differences during the year	Balance Jan 1, 2014	Recognized in profit or loss	Balance Dec 31, 2014
PP&E and E&E assets	$(635.7)	$45.4	$(590.3)
Convertible debentures	0.3	(0.2)	0.1
Long term debt	1.2	11.3	12.5
Share issue costs	2.1	(1.7)	0.4
Non-capital losses	242.2	45.5	287.7
Provisions	154.2	43.2	197.4
Risk management contracts	17.6	(123.1)	(105.5)
	$(218.1)	$20.4	$(197.7)

PENGROWTH 2015 Financial Results	25

Deferred income tax is a non-cash item relating to the temporary differences between the accounting and tax basis of Pengrowth's assets and liabilities and has no immediate impact on Pengrowth's cash flows.

No current income taxes were paid by Pengrowth in 2015 or 2014.

12.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	2015		2014
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of year	533,438	$4,759.7	522,031	$4,693.1
Share based compensation (cash exercised)	—	—	257	1.6
Share based compensation (non-cash exercised)	3,188	18.6	1,985	13.2
Issued for cash under Dividend Reinvestment Plan ("DRIP")	6,407	18.7	9,165	51.8
Balance, end of year	543,033	$4,797.0	533,438	$4,759.7

DIVIDEND REINVESTMENT PLAN
Until it was suspended on September 1, 2015, Pengrowth’s Dividend Reinvestment Plan (“DRIP”) entitled shareholders to reinvest cash dividends in additional shares of Pengrowth. Under the DRIP, the shares were issued from treasury at a 5 percent discount to the weighted average price as determined by the plan.

13.	SHARE BASED COMPENSATION PLANS
Pengrowth’s Long Term Incentive Plan ("LTIP") as described below is used to grant awards of share based compensation. Prior to January 1, 2011, Pengrowth had other long term incentive plans that are being phased out with no new awards to be issued under the previous long term incentive plans.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share based compensation plans in the aggregate, as approved by shareholders. As at December 31, 2015, the number of shares issuable under the share based compensation plans, in aggregate, represents 2.0 percent of the issued and outstanding common shares, which is within the limit.
Share based compensation expense is composed of the following:

	Year ended December 31
	2015	2014
Non-cash share based compensation	$13.6	$17.5
Amounts capitalized in the year	(0.9)	(1.5)
Non-cash share based compensation expense	$12.7	$16.0
Cash-settled phantom deferred share unit (recovery) expense	(0.2)	0.5
Total share based compensation expense	$12.5	$16.5

LONG TERM INCENTIVE PLAN
Pengrowth’s LTIP has the following components:
(a) Performance Share Units ("PSUs")
PSUs entitle the holder to a number of common shares to be issued in the third year after grant. PSUs may be awarded to employees, officers and consultants. PSUs are subject to a performance factor ranging from 0 percent to 200 percent of the number of PSUs granted plus the amount of reinvested notional dividends, as applicable.

PENGROWTH 2015 Financial Results	26

(b) Restricted Share Units ("RSUs")
RSUs may be awarded to employees, officers and consultants and entitle the holder to a number of common shares plus reinvested notional dividends, as applicable, to be issued at vesting over three years. The RSUs generally vest on the first, second and third anniversary date from the date of grant.
(c) Deferred Share Units ("DSUs")
DSUs are currently only issued to the independent members of the Board of Directors. Each DSU entitles the holder to one common share plus reinvested notional dividends, as applicable, since the grant date of the DSU. The DSUs vest upon grant but can only be converted to common shares upon the holder ceasing to be a Director of Pengrowth. The number of common shares ultimately issued will be equal to the number of DSUs initially granted to the holder plus the amount of reinvested notional dividends, as applicable, accruing during the term of the DSUs. Commencing in 2014, the independent members of the Board of Directors receive cash-settled phantom DSUs in lieu of any new grants of these share-settled DSUs.
The Board of Directors retains discretion with respect to the LTIP.
The following table provides a continuity of the share settled LTIP:

(number of share units - 000's)	PSUs	RSUs	DSUs
Outstanding, December 31, 2013	4,034	4,413	284
Granted	1,916	2,361	—
Forfeited	(259)	(285)	—
Exercised	(275)	(1,706)	—
Performance adjustment	108	—	—
Deemed dividends	421	385	24
Outstanding, December 31, 2014	5,945	5,168	308
Granted	2,783	3,548	—
Forfeited	(1,952)	(1,587)	—
Exercised	(871)	(2,285)	(31)
Performance adjustment	(1,812)	—	—
Deemed dividends	547	497	25
Outstanding, December 31, 2015	4,640	5,341	302
Commencing with the 2015 grants, Pengrowth may determine, at its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
Compensation expense related to PSU, RSU, and DSU share settled plans are based on the fair value of the share units at the date of grant. The fair value of the performance related share units is determined at the date of grant using the closing share price and is adjusted for the estimated performance multiplier. The amount of compensation expense is reduced by an estimated forfeiture rate at the date of grant. For PSU and RSU grants in 2013, 2014 and 2015, the estimated forfeiture rates range from 10 to 40 percent for both employees and officers, depending on the vesting period. There is no forfeiture rate applied for DSUs as they vest immediately upon grant. For the performance related share plans, the number of shares awarded at the end of the vesting period is subject to certain performance conditions. Fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. Compensation expense is recognized in net income (loss) over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of common shares at the end of the vesting period, shareholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense incurred during the vesting period. The shares are issued from treasury upon vesting.
For the year ended December 31, 2015, Pengrowth recorded $13.6 million of compensation expense related to the LTIP units (December 31, 2014 - $17.5 million), based on the weighted average grant date fair value of $4.05 per share unit (December 31, 2014 - $7.04 per share unit). As at December 31, 2015, the amount of compensation expense to be recognized over the remaining vesting period was $14.5 million or $2.04 per share unit (December 31, 2014 - $18.4 million or $2.44 per share unit) subject to the determination of the performance multiplier. The unrecognized compensation cost will be expensed to net income (loss) over the remaining weighted average vesting period of 1.4 years.

PENGROWTH 2015 Financial Results	27

PREVIOUS LONG TERM INCENTIVE PLAN
Deferred Entitlement Share Units ("DESU") Plan
This compensation plan was used while Pengrowth was a trust. Effective January 1, 2011, no further grants were made under this plan. As at December 31, 2015, all of the grants were fully vested and the total outstanding balance was composed of grants to the independent members of the Board of Directors which are not exercisable and do not expire until they cease to be Directors for any reason. As at December 31, 2015, 321,308 common shares (December 31, 2014 - 295,374 common shares) were reserved for issuance under the DESU plan. The DESUs are entitled to deemed dividends, as applicable.
CASH-SETTLED PHANTOM DEFERRED SHARE UNITS ("PHANTOM DSUs")
Commencing in 2014, the independent members of the Board of Directors receive cash-settled Phantom DSUs in lieu of any new grants of share-settled DSUs. Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of Common Shares (including the reinvestment of notional dividends, as applicable) to be paid upon the individual ceasing to be a Director for any reason. Compensation expense associated with the Phantom DSUs is determined based on the fair value of the Phantom DSUs at the grant date and is subsequently adjusted to reflect the fair value of the associated common shares at each period end. This valuation incorporates the period end share price and the number of Phantom DSUs outstanding at each period end including notional dividends, as applicable. Compensation expense is recognized in net income (loss) with a corresponding increase or decrease in liabilities. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. As at December 31, 2015, the number of Phantom DSUs outstanding was 397,407 units (December 31, 2014 - 133,621 units) with a corresponding long term liability of $0.3 million (December 31, 2014 - $0.5 million). For the year ended December 31, 2015, Pengrowth recorded $0.2 million of compensation recovery related to the Phantom DSUs (December 31, 2014 - $0.5 million expense).

14.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Year ended December 31
Cash provided by (used for):	2015	2014
Accounts receivable	$8.3	$44.2
Accounts payable	(74.5)	54.1
Prepaid tax assessment	(9.5)	—
	$(75.7)	$98.3
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Year ended December 31
Cash used for:	2015	2014
Accounts payable, including capital accruals	$(64.5)	$(56.4)

DIVIDENDS PAID

Pengrowth paid dividends of $0.04 per share per month in January and February 2015, $0.02 per share in each of the months, March to September 2015 inclusive, and $0.01 per share in December 2015 for an aggregate annual cash dividend of $0.23 per share (December 31, 2014 - $0.04 per share per month, aggregate annual dividend of $0.48 per share).

PENGROWTH 2015 Financial Results	28

15.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net loss per share calculations:

	Year ended December 31
(000's)	2015	2014
Weighted average number of shares - basic and diluted	539,951	527,851
For the year ended December 31, 2015, 5.4 million shares (December 31, 2014 - 8.2 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.
Further, for the year ended December 31, 2015, 11.9 million shares (December 31, 2014 - 17.0 million) that are issuable on potential conversion of the convertible debentures were excluded from the diluted net loss per share calculation as their effect is anti-dilutive.

16.	CAPITAL DISCLOSURES
Pengrowth defines its capital as shareholders’ equity, long term debt, convertible debentures, bank indebtedness and working capital.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are slightly different between the credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.
The key financial covenants as at December 31, 2015 are summarized below:

Covenant	Limit	Actual at December 31, 2015 (1)
Total senior debt before working capital must not exceed 3.5 times EBITDA for the last four fiscal quarters	< 3.5 times	2.7 times
Total debt before working capital must not exceed 4.0 times EBITDA for the last four fiscal quarters	< 4.0 times	2.9 times
Total senior debt before working capital must be less than 55 percent of total book capitalization	< 55%	50%
EBITDA must not be less than four times interest expense for the last four fiscal quarters	> 4 times	6.2 times

(1)	As senior unsecured notes and Credit Facilities have slightly different covenant calculations, the calculated covenants at December 31, 2015 represent those closest to the limits.
Management monitors Pengrowth's capital structure using non-GAAP financial metrics, primarily senior debt before working capital to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items ("Adjusted EBITDA"), total debt before working capital to Adjusted EBITDA, senior debt before working capital as a percentage of total book capitalization and interest coverage ratio. Pengrowth seeks to manage these ratios with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants. However, there may be instances where it would be acceptable for total debt before working capital to trailing Adjusted EBITDA to temporarily fall outside of the normal targets set by management such as financing growth opportunities. This would be a strategic decision recommended by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may dispose of non-core assets, adjust the level of capital spending, issue new debt, refinance existing debt, issue additional equity, monetize risk management contracts or adjust the level of dividends paid to shareholders to reduce debt levels.
Due to the rapid deterioration of commodity prices during 2015, Pengrowth took several steps to manage its capital, primarily relating to reducing debt. Capital spending was reduced, non-core assets were divested, foreign exchange swaps were monetized, the dividend was initially reduced and then suspended, the credit facility was renewed for four years, and the covenants were largely aligned between the senior unsecured notes and term credit facility. In early 2016, Pengrowth suspended the dividend.

PENGROWTH 2015 Financial Results	29

Management believes that current total debt before working capital to trailing Adjusted EBITDA, interest coverage ratio and senior debt before working capital to total book capitalization were higher than desired at December 31, 2015. To reduce the risk of violating covenants in 2016, Pengrowth has further reduced capital spending, plans to monetize foreign exchange swaps, and plans to continue with additional non-core asset sales to ensure these ratios remain within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding shareholders’ equity:

	As at
	December 31, 2015	December 31, 2014
Long term debt (1)	$1,719.5	$1,732.7
Convertible debentures	137.0	137.2
Working capital surplus (2)	(185.3)	(33.4)
	$1,671.2	$1,836.5

(1)	Includes current portion of senior unsecured notes and bank indebtedness, as applicable.

(2)
Working capital (surplus) deficiency is calculated as current liabilities less current assets per the Consolidated Balance Sheets, excluding bank indebtedness and the current portions of long term debt and convertible debentures, as applicable.

17.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Pengrowth’s financial instruments are composed of accounts receivable, accounts payable, risk management assets and liabilities, remediation trust funds, any dividends payable to shareholders, bank indebtedness, convertible debentures and long term debt, as applicable.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2 to the December 31, 2015 audited Consolidated Financial Statements.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity and power prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity and power price risk, foreign currency risk and interest rate risk.
Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation, political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. Pengrowth mitigates some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to operating cash flow. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the Board of Directors. The Board of Directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.

PENGROWTH 2015 Financial Results	30

Commodity Price Contracts
As at December 31, 2015, Pengrowth had the following contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Differentials
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)
Edmonton Light Sweet	Q1 2016	7,000	Cdn WTI less $7.52
Edmonton Light Sweet	Q2 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q3 2016	7,000	Cdn WTI less $6.85
Edmonton Light Sweet	Q4 2016	7,000	Cdn WTI less $6.85
Western Canada Select	2016	8,000	Cdn WTI less $18.32
Commodity
Reference point	Term	Volume (bbl/d)	Cdn$/bbl unless otherwise noted
WTI	Q1 2016	23,500	$91.38
WTI	Q2 2016	21,000	$88.82
WTI	Q3 2016	19,000	$88.37
WTI - $U.S.	Q3 2016	1,500	$52.00	$U.S.
WTI	Q4 2016	18,500	$88.09
WTI - $U.S.	Q4 2016	1,500	$52.00	$U.S.
WTI	2017	4,000	$79.37
WTI - $U.S.	2017	1,000	$55.03	$U.S.
WTI	2018	5,500	$80.49
Puts
Reference point	Term	Volume (bbl/d)	Price per bbl (Cdn)	Premium payable per bbl (Cdn)
WTI	Q1 2016	4,000	$90.00	$3.30
Financial Natural Gas Contracts:
Swaps
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)
AECO	Q1 2016	123,216	$3.38
AECO	Q2 2016	120,847	$3.22
AECO	Q3 2016	120,847	$3.22
AECO	Q4 2016	127,955	$3.30
AECO	Q1 2017	99,521	$3.52
AECO	Q2 2017	87,673	$3.45
AECO	Q3 2017	87,673	$3.45
AECO	Q4 2017	87,673	$3.45
AECO	2018	66,347	$3.59
AECO	2019	2,370	$3.52
Puts
Reference point	Term	Volume (MMBtu/d)	Price per MMBtu (Cdn)	Premium payable per MMBtu (Cdn)
AECO	Q1 2016	2,370	$3.48	$0.21
AECO	Q1 2016	2,370	$3.69	$0.29
AECO	Q1 2016	2,370	$3.94	$0.44
AECO	Q1 2016	2,370	$3.92	$0.41
AECO	Q2 2016	2,370	$3.48	$0.21
AECO	Q2 2016	2,370	$3.69	$0.29

PENGROWTH 2015 Financial Results	31

Commodity Price Sensitivity on Risk Management Contracts as at December 31, 2015

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($12.0)	$12.0
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($5.5)	$5.5
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($25.9)	$25.9

Commodity Price Sensitivity on Risk Management Contracts as at December 31, 2014

Oil swaps and puts	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($16.4)	$16.4
Oil differentials	Cdn$1 decrease in future oil differential	Cdn$1 increase in future oil differential
Increase (decrease) to fair value of financial differential risk management contracts	($0.1)	$0.1
Natural gas swaps and puts	Cdn$0.25/MMBtu increase in future natural gas prices	Cdn$0.25/MMBtu decrease in future natural gas prices
Increase (decrease) to fair value of natural gas risk management contracts	($13.6)	$13.5
As at close December 31, 2015, the AECO gas spot price was $2.51/MMBtu (December 31, 2014 – $2.81/MMBtu). The WTI prompt monthly price was Cdn$51.26/bbl (December 31, 2014 – Cdn$61.80/bbl).

Power Price Contracts
As at December 31, 2015, Pengrowth had fixed the price applicable to future power costs as follows:

Financial Power Contracts:
Reference point	Term	Volume (MW)	Price per MWh (Cdn)
AESO	2016	20	$44.13
As at close December 31, 2015, the Alberta power pool spot price was $13.94/MWh (December 31, 2014 – $18.78/MWh). The average Alberta power pool price was $21.19/MWh for the three months ended December 31, 2015 (December 31, 2014 – $30.47/MWh). The average Alberta power pool price was $33.34/MWh for the year ended December 31, 2015 (December 31, 2014 – $49.42/MWh).
Power Price Sensitivity on Risk Management Contracts as at December 31, 2015
Each $1/MWh change in future power prices would result in a pre-tax change in the unrealized gain (loss) on power risk management contracts outstanding as at December 31, 2015 of approximately $0.2 million.

Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar and U.K. pound sterling denominated notes for both interest and principal payments. Pengrowth has mitigated some of this risk by entering into a series of futures and swap contracts in order to fix the foreign exchange rate on a portion of the U.S. dollar and the U.K. pound sterling denominated notes.

PENGROWTH 2015 Financial Results	32

Foreign Exchange Contracts
U.K. pound sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term note. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Settlement date	Fixed rate (Cdn$1 = U.K. pound sterling)
15.0	October 2019	0.63
The foreign exchange swap contracts associated with the December 2015 term debt series settled in tandem with its maturity, resulting in a Cdn$0.2 million realized foreign exchange gain in the fourth quarter of 2015.
U.S. Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Contract type	Settlement date	Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Fixed rate (Cdn$1 = U.S.$)
Swap	July 2017	400.0	400.0	100%	0.79
Swap	August 2018	265.0	265.0	100%	0.78
Swap	October 2019	35.0	35.0	100%	0.78
Swap	May 2020	115.5	115.0	100%	0.78
Swap	October 2022	105.0	105.0	100%	0.77
No contracts	October 2024	195.0	—	—	—
		1,115.5	920.0	82%
During the first quarter of 2015, Pengrowth monetized U.S.$410 million of swap contracts that fixed the foreign exchange rate on Pengrowth’s U.S. dollar denominated term debt. This resulted in a Cdn$84.1 million realized foreign exchange gain in the first quarter of 2015 and the cash proceeds were used to pay down a portion of the credit facilities. The foreign exchange swap contracts of U.S.$50 million associated with the May 2015 U.S. term debt series settled in tandem with its maturity, resulting in a Cdn$9.8 million realized foreign exchange gain recorded in the second quarter of 2015. Together, these transactions brought year to date 2015 realized foreign exchange gains from settlement of U.S. swap contracts to Cdn$93.9 million. At December 31, 2015, Pengrowth held a total of U.S.$920.0 million in foreign exchange swap contracts compared to U.S.$460 million at December 31, 2014.

Foreign Exchange Rate Sensitivity
Foreign Exchange on Foreign Denominated Term Debt
The following summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2015	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.2	$0.2
Unrealized foreign exchange risk management gain or loss	9.2	0.2
Net pre-tax impact on Consolidated Statements of Loss	$2.0	$—

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at December 31, 2014	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$11.9	$0.7
Unrealized foreign exchange risk management gain or loss	4.6	0.7
Net pre-tax impact on Consolidated Statements of Loss	$7.3	$—

PENGROWTH 2015 Financial Results	33

Interest Rate Risk
Pengrowth is exposed to interest rate risk on any outstanding balances on the Canadian dollar revolving credit facility.
Interest Rate Sensitivity
Bank Interest Cost
As at December 31, 2015, Pengrowth had approximately $1.7 billion of current and non-current long term debt outstanding (December 31, 2014 - $1.7 billion) of which $104.0 million was based on floating interest rates (December 31, 2014 - $191.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $1.0 million for the year ended December 31, 2015 (December 31, 2014 - $1.9 million), assuming the amount was outstanding for the entire period.
Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Loss.

As at and for the year ended December 31, 2015	Commodity contracts (1)	Power contracts (2)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$288.8	$—	$—	$288.8
Non-current portion of risk management assets	83.4	—	83.3	166.7
Current portion of risk management liabilities	(1.7)	(1.7)	—	(3.4)
Non-current portion of risk management liabilities	—	—	—	—
Risk management assets (liabilities), end of year	$370.5	$(1.7)	$83.3	$452.1
Less: Risk management assets (liabilities) at beginning of year	421.1	(2.9)	50.8	469.0
Unrealized gain (loss) on risk management contracts for the year	$(50.6)	$1.2	$32.5	$(16.9)
Realized gain (loss) on risk management contracts for the year	327.0	(5.7)	94.1	415.4
Total unrealized and realized gain (loss) on risk management contracts for the year	$276.4	$(4.5)	$126.6	$398.5

As at and for the year ended December 31, 2014	Commodity contracts (1)	Power and Interest contracts (4)	Foreign exchange contracts (3)	Total
Current portion of risk management assets	$292.3	$—	$7.3	$299.6
Non-current portion of risk management assets	128.8	—	53.8	182.6
Current portion of risk management liabilities	—	(2.5)	(10.3)	(12.8)
Non-current portion of risk management liabilities	—	(0.4)	—	(0.4)
Risk management assets (liabilities), end of year	$421.1	$(2.9)	$50.8	$469.0
Less: Risk management assets (liabilities) at beginning of year	(80.0)	(1.4)	12.0	(69.4)
Unrealized gain (loss) on risk management contracts for the year	$501.1	$(1.5)	$38.8	$538.4
Realized loss on risk management contracts for the year	(96.1)	(3.0)	(1.5)	(100.6)
Total unrealized and realized gain (loss) on risk management contracts for the year	$405.0	$(4.5)	$37.3	$437.8

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Loss.

(2)	Unrealized gains and losses are included in other (income) expense. Realized gains and losses are included in operating expense.

(3)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Loss.

(4)	Unrealized gains and losses are included in other (income) expense and interest expense, respectively. Realized gains and losses are included in operating expense and interest expense, respectively.

PENGROWTH 2015 Financial Results	34

FAIR VALUE
The fair value of cash and cash equivalents, accounts receivable, accounts payable, bank indebtedness and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term credit facility is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust funds are equal to their carrying amount as these assets are carried at their estimated fair value. The following tables provide fair value measurement information for financial assets and liabilities.

			Fair value measurements using:
As at December 31, 2015	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$79.6	$79.6	$79.6	$—	$—
Fair value of risk management contracts	455.5	455.5	—	455.5	—

Financial Liabilities
Convertible debentures	137.0	98.5	98.5	—	—
U.S. dollar denominated senior unsecured notes	1,541.4	1,606.9	—	1,606.9	—
Cdn dollar senior unsecured notes	39.9	42.2	—	42.2	—
U.K. pound sterling denominated unsecured notes	30.5	30.6	—	30.6	—
Fair value of risk management contracts	3.4	3.4	—	3.4	—

			Fair value measurements using:
As at December 31, 2014	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust funds	$60.4	$60.4	$60.4	$—	$—
Fair value of risk management contracts	482.2	482.2	—	482.2	—

Financial Liabilities
Convertible debentures	137.2	135.3	135.3	—	—
U.S. dollar denominated senior unsecured notes	1,373.8	1,457.7	—	1,457.7	—
Cdn dollar senior unsecured notes	39.9	41.5	—	41.5	—
U.K. pound sterling denominated unsecured notes	117.3	120.6	—	120.6	—
Fair value of risk management contracts	13.2	13.2	—	13.2	—

Level 1 Fair Value Measurements
Financial assets and liabilities are recorded at fair value based on quoted prices in active markets.
Level 2 Fair Value Measurements
Risk management contracts - the fair value of the risk management contracts is based on commodity, power and foreign exchange curves that are readily available or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Derivative contracts are recorded at fair value on the Consolidated Balance Sheets as current or long-term assets or liabilities, based on their values on a contract by contract basis, netted by counterparty. The derivative contracts fair values are all considered level 2 under the fair value hierarchy.

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Term notes - the fair value of the term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if a counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Uncertainty in the credit markets, should it exist, may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.
Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. In 2015, Pengrowth has 3 counterparties that individually account for more than 10 percent of annual revenue. All of the counterparties are large trading companies and subject to regular internal credit reviews.
Pengrowth considers amounts over 90 days as past due. As at December 31, 2015, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts during 2015 and 2014 and has no significant bad debt provision at December 31, 2015. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
The components of accounts receivable are as follows:

	As at
	December 31, 2015	December 31, 2014
Trade	$124.2	$129.9
Prepaid and other	15.3	18.2
	$139.5	$148.1
LIQUIDITY RISK
Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a notional committed $1.0 billion term credit facility with an additional $250 million available under an expansion feature subject to lender approval and a $50 million demand operating line of credit. Use of the remaining credit capacity is still subject to complying with all financial covenants. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.
Pengrowth’s non-current financial liabilities are as follows:

As at December 31, 2015	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.0	$147.5	$8.6	$138.9	$—	$—
Cdn dollar revolving credit facility (1)	104.0	115.0	3.4	3.4	108.2	—
Cdn dollar senior unsecured notes (1)	39.9	50.7	2.2	2.2	19.2	27.1
U.S. dollar denominated senior unsecured notes (1)	1,541.4	1,854.1	89.4	627.5	668.6	468.6
U.K. pound sterling denominated unsecured notes (1)	30.5	34.6	1.1	1.1	32.4	—
Other liabilities	3.7	10.3	—	1.5	1.9	6.9
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.

PENGROWTH 2015 Financial Results	36

As at December 31, 2014	Carrying amount	Contractual cash flows	Year 1	Year 2	Years 3-5	More than 5 years
Convertible debentures	$137.2	$156.1	$8.6	$8.6	$138.9	$—
Cdn dollar revolving credit facility (1)	191.0	209.5	7.2	7.2	195.1	—
Cdn dollar senior unsecured notes (1)	39.9	52.9	2.2	2.2	20.2	28.3
U.S. dollar denominated senior unsecured notes (1)	1,290.9	1,628.9	74.7	75.0	935.1	544.1
U.K. pound sterling denominated unsecured notes (1)	27.0	31.6	0.9	0.9	29.8	—
Other liabilities	4.8	12.0	—	1.5	2.9	7.6
Remediation trust fund payments	—	12.5	0.3	0.3	0.9	11.0
Power risk management contracts	0.4	0.4	—	0.4	—	—

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates except for term notes which are calculated at the actual interest rate.
RISK MANAGEMENT CONTRACTS – GROSS AMOUNTS
Risk management contracts assets and liabilities are offset and the net amount presented in the Consolidated Balance Sheets when the Corporation has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.
The following table sets out gross amounts relating to risk management contracts assets and liabilities that have been presented on a net basis on the Consolidated Balance Sheets:

	As at
Gross amounts	December 31, 2015	December 31, 2014
Risk management contracts
Current asset	$292.8	$299.7
Non-current asset	168.7	182.5
Current liability	(7.4)	(12.9)
Non-current liability	(2.0)	(0.3)
	$452.1	$469.0

18.	FOREIGN EXCHANGE (GAIN) LOSS

	Year ended December 31
	2015	2014
Currency exchange rate (Cdn$1 = U.S.$) at year end	$0.72	$0.86
Unrealized foreign exchange loss on U.S. dollar denominated debt	$253.8	$114.9
Unrealized foreign exchange loss on U.K. pound sterling denominated debt	13.9	2.9
Total unrealized foreign exchange loss from translation of foreign denominated debt	$267.7	$117.8
Unrealized gain on U.S. foreign exchange risk management contracts	$(19.2)	$(34.9)
Unrealized gain on U.K. foreign exchange risk management contracts	(13.3)	(3.9)
Total unrealized gain on foreign exchange risk management contracts	$(32.5)	$(38.8)
Total unrealized foreign exchange loss	$235.2	$79.0
Total realized foreign exchange (gain) loss (1)	$(91.5)	$1.0

(1)	2015 amount includes a $94.1 million gain from settlement of foreign exchange swap contracts.

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19.	COMMITMENTS

	2016	2017	2018	2019	2020	Thereafter	Total
Convertible debentures (1)	$—	$137.0	$—	$—	$—	$—	$137.0
Interest payments on convertible debentures	8.6	2.1	—	—	—	—	10.7
Long term debt (2)	—	553.6	381.8	185.5	159.9	440.2	1,721.0
Interest payments on long term debt (3)	96.1	80.7	51.1	31.0	21.8	55.5	336.2
Operating leases (4)	14.2	13.1	9.8	9.7	10.0	42.7	99.5
Pipeline transportation	28.7	24.8	24.6	23.6	23.8	102.5	228.0
Other	12.9	1.7	1.1	0.4	0.4	14.0	30.5
	$160.5	$813.0	$468.4	$250.2	$215.9	$654.9	$2,562.9

(1)	Assumes no conversion of convertible debentures prior to maturity.

(2)	The debt repayment includes foreign denominated fixed rate debt translated using the year end exchange rate and excludes related foreign exchange risk management contracts.

(3)	Interest payments are calculated at period end exchange rates and interest rates except for fixed rate debt which is calculated at the actual interest rate.

(4)	Includes office rent, vehicle leases and other.

20.	CONTINGENCIES
Pengrowth has been named as a defendant in various litigation matters. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

21.	SUPPLEMENTARY DISCLOSURES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
Pengrowth’s Consolidated Statements of Income (Loss) are prepared primarily by the nature of expense, with the exception of employee compensation costs which are included in both operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs (including share based compensation expense) included in the operating and general and administrative expense line items in the Consolidated Statements of Loss.

	Year ended December 31
	2015	2014
Operating	$48.3	$44.7
General and administrative	61.7	62.9
Total employee compensation costs	$110.0	$107.6
KEY MANAGEMENT PERSONNEL
Pengrowth has determined that the key management personnel of the Corporation are its officers and directors. In addition to the officers’ salaries and directors’ fees, the Corporation also provides other compensation to both groups including long term equity based incentives.
The following table provides information on compensation expense related to officers and directors. During 2015, Pengrowth had up to 10 non-executive directors and finished the year with 9. There were 14 officers at the beginning of 2015 and 8 at the end of 2015 (December 31, 2014 - 9 non-executive directors and 14 officers).

PENGROWTH 2015 Financial Results	38

Year ended December 31, 2015	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.8	$—	$(0.2)	$—	$0.6
Officers	4.2	3.5	4.6	2.9	15.2
	$5.0	$3.5	$4.4	$2.9	$15.8

Year ended December 31, 2014	Wages & benefits	Bonus and other compensation	Share based compensation expense	Severance	Total
Directors	$0.7	$—	$0.5	$—	$1.2
Officers	4.8	3.7	6.5	0.5	15.5
	$5.5	$3.7	$7.0	$0.5	$16.7

22.	SUBSEQUENT EVENT
On January 20, 2016, Pengrowth's Board of Directors amended the dividend policy suspending the quarterly payment of $0.01 per share. No cash dividend will be paid for the first quarter of 2016. The Board will continue to review the dividend policy on a quarterly basis.

PENGROWTH 2015 Financial Results	39